SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The material change report included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: September 7, 2007	By:	/s/ Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Reporting Issuer
Canadian Pacific Railway Limited (“CP”)
500 – 401 9th Avenue S.W.
Calgary, Alberta
T2P 4Z4
Item 2 — Date of Material Change
September 4, 2007
Item 3 — New Release
CP issued a press release disclosing the nature and substance of the material change on September 4, 2007 through the facilities of Canada Newswire. The release was sent via the Canadian Budget Disclosure network in Canada and in the United States via Washington, D.C. Network and IRW, which includes PR Newswire. Release of French was via Canadian Disclosure French network.
Item 4 — Summary of Material Change
CP, through wholly owned subsidiaries, has entered into an agreement and plan of merger pursuant to which a subsidiary of CP has agreed to acquire Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) for a US$1.48 billion cash payment at closing and future contingent payments of up to approximately US$1.0 billion. DM&E is a privately held Delaware corporation which, together with its subsidiaries, operates the largest regional railroad in the United States.
Item 5 — Full Description of Material Change
On September 4, 2007, CP’s wholly-owned subsidiaries Canadian Pacific Railway Company, Soo Line Holding Company (“Soo Holding”) and Soo Line Property Company entered into an agreement and plan of merger with DM&E and a representative of the stockholders of DM&E pursuant to which Soo Holding has agreed to acquire DM&E for a US$1.48 billion cash payment at closing and future contingent payments of up to approximately US$1.0 billion. Future contingent payments of US$350 million will become due if construction starts on the Powder River Basin (“PRB”) extension prior to December 31, 2025. Further future contingent payments of up to approximately US$700 million will become due upon the movement of specified volumes of coal from the PRB over the PRB extension prior to December 31, 2025.

The acquisition is expected to be completed in the next 30 to 60 days. CP has secured fully committed acquisition financing for the transaction. Permanent financing for the transaction and future financing of the potential PRB extension will be arranged at a future date.
The addition of the DM&E network to CP’s network will extend CP’s reach and increase CP’s rail network, add new customers and expand the service available to customers of both DM&E and CP. DM&E, together with its subsidiaries, operates the largest regional railroad in the U.S. and is the only Class II railroad that connects and interchanges traffic with all seven Class I railroads, connecting with CP’s network at Minneapolis, Winona (Minnesota) and Chicago. DM&E, including its subsidiary Iowa, Chicago & Eastern Railroad Corporation (“IC&E”), had 2006 freight revenues of approximately US$258 million, which is expected to grow to approximately US$280 million, or by nine per cent, in 2007. DM&E is headquartered in Sioux Falls, South Dakota and has approximately 1,000 employees, 2,500 miles of track and rolling stock that includes 7,200 rail cars and 150 locomotives. It serves eight states: Illinois, Minnesota, Iowa, Wisconsin, Missouri, South Dakota, Wyoming and Nebraska, with access to Chicago, Minneapolis/St. Paul, Kansas City and key ports. CP intends to spend an additional US$300 million for further upgrading of DM&E’s regional railroad over the next several years.
A map showing the CP and DM&E railroad systems and certain financial and railroad operating data for DM&E, including IC&E, which has been provided to CP by DM&E are appended in Appendix A to this Material Change Report.
DM&E has been pursuing a strategy to become the third rail carrier into Wyoming’s coal-rich Powder River Basin (“PRB”). The PRB is North America’s largest and most rapidly growing source of low cost, low sulphur coal, as well as the largest single rail market in terms of volume. DM&E’s favorable geographic position provides a unique ability to create an efficient and competitive additional link to midwestern and eastern utilities.
The acquisition is subject to review and approval by the U.S. Surface Transportation Board (STB), during which time the shares of DM&E will be placed in an independent voting trust. The review process is expected to take less than a year. CP expects that the operation will become part of CP’s U.S. network upon completion of the review. The voting trust is required by US law so that CP does not exercise control over DM&E prior to approval of the transaction by the STB.

In conjunction with the transaction, CP has suspended activity under its current share purchase program. CP has purchased 3,209,790 of its common shares under this program during 2007.
Taking into consideration the completion of this transaction, CP’s outlook in 2007 for diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items remains unchanged in the range of $4.30 to $4.45.
Item 6 — Reliance on Section 7.1(2) and (3) of National Instrument 51-102
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
For further information contact Don Barnhardt, Senior Counsel and Corporate Secretary at (403) 319-6171.
Item 9 — Date of Report
September 7, 2007.

Canadian Pacific Railway Limited

“Don Barnhardt”

Don Barnhardt Senior Counsel and Corporate Secretary
This Material Change Report contains certain forward-looking statements relating but not limited to the proposed acquisition transaction and our anticipated financial performance. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
CP undertakes no obligation to update publicly or otherwise revise any forward looking information, whether as a result of new information, future events or otherwise except as required by law.

APPENDIX A TO MATERIAL CHANGE REPORT
September 7, 2007

Edmonton
Saskatoon
Calgary
Vancouver
Regina
Winnipeg
Kingsgate
Coutts
Portal
Thunder Bay
Sudbury
Montréal
Smith Falls
Duluth
Albany
Toronto
Glenwood
Minneapolis
Rapid City
Gillette
Pierre
Detroit
Windsor
Sunbury
New York
Philadelphia
Chicago
Kansas City
CP
DM&E/IC&E
Powder River Basin New Build

2006 Key Financial Data

Total Revenues (USD millions)	265
Freight Revenues (USD millions)	258
Carloads (thousands)	260
Operating Ratio (%)	70.2
Locomotives	150
Rail Cars	7,200

Description

- Largest Class II railroad in the US
- Only Class II railroad with interchanges to all seven Class I railroads
- 2,500 miles of track serving 8 states; Illinois, Iowa, Minnesota, Missouri Nebraska, South Dakota, Wisconsin and Wyoming
- Access to Twin Cities, Kansas City, Chicago and key water ports
- Approximately 1,000 employees with 375 unionized

2006 Freight Revenues

% of total
Automotive 1%
Grain 36%
Industrial 48%
Coal 6%
Forest 6%
Fertilizers 3%

2006 Carloads

% of total
Automotive 1%
Grain 38%
Industrial 38%
Forest products 5%
Coal 15%
Fertilizers 3%

2006 Operating Expenses

% of total
Other 6%
G&A 11%
Dep'n & Amort 10%
Operations 41%
Equipment Rents 11%
Fuel 21%

Operating Ratio

80%
75%
70%
65%
78%
76%
75%
70%
2003
2004
2005
2006

Capital Expenditures

USD millions
100
75
50
25
0
Core
Growth
24
47
24
46
32
53
2004
2005
2006

NOTES: All data is provided by DM&E/IC&E.

Operating Ratio is the ratio of total operating expenses to total revenues and has been calculated excluding non-recurring and other items.

Locomotives and rail cars are owned and leased.

Capital expenditures described as Core are for maintenance of the railroad of DM&E/IC&E, and capital expenditures described as Growth are for improving the railroad of DM&E/IC&E to allow for growth of the business of DM&E/IC&E.